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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                    SCHEDULE 14D-1
                                  AMENDMENT NO. 1
                TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                       OF THE SECURITIES EXCHANGE ACT OF 1934
                                         AND
                                     SCHEDULE 13D
                                  (AMENDMENT NO. 3)
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              UNIVERSAL INTERNATIONAL, INC.
              --------------------------------------------------------
                             (Name of Subject Company)

                                 99CENTS ONLY STORES
              --------------------------------------------------------
                                      (Bidder)

                    Common Stock, $0.05 par value per share
              --------------------------------------------------------
                           (Title of Class of Securities)

                                     913900403
              --------------------------------------------------------
                       (CUSIP Number of Class of Securities)

                       David Gold, Chairman of the Board and
                              Chief Executive Officer
                                99CENTS Only Stores
                             4000 Union Pacific Avenue
                         City of Commerce, California 90023
                                   (213) 980-8145
              --------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of Bidder)

                                  with a copy to:

                           Linda Giunta Michaelson, Esq.
                     Troop Steuber Pasich Reddick & Tobey, LLP
                         2029 Century Park East, 24th Floor
                           Los Angeles, California 90067
                                   (310) 728-3316

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--------------------------               -------------------------------
 CUSIP NO. 91390043              14D-1     PAGE      2     OF   2  PAGES
--------------------------               -------------------------------

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 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     99CENTS Only Stores                95-2411605
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)/ /
                                                               (b)/ /
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 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  WC, OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                          / /

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     California

--------------------------------------------------------------------------------
 7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,929,809
--------------------------------------------------------------------------------
 8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                       / /

--------------------------------------------------------------------------------
 9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

     95.1%
--------------------------------------------------------------------------------
 10  TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

                                          2

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     99CENTS Only Stores, a California corporation ("Bidder" or "99CENTS Only
Stores"), hereby amends and supplements (this "Amendment") its Schedule 14D-1 Tender Offer Statement (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") on August 7, 1998, relating to the offer by 99CENTS Only Stores to acquire all outstanding shares of Common Stock, $0.05 par value per share (the "Common Stock") of Universal International, Inc., a Minnesota corporation ("Universal"). 99CENTS Only Stores offered to exchange one share of 99CENTS Only Stores common stock, no par value per share (the "99CENTS Only Stores Common Stock") for each sixteen shares of Universal Common Stock upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus, dated August 6, 1998 (the "Prospectus"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Statement or in the Prospectus.


                                          3
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ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) of the Statement is hereby amended and supplemented by the following:

     On September 17, 1998, 99CENTS Only Stores issued a press release, a copy of which is attached hereto as Exhibit (a)(9) (the "Press Release"). The Offer expired at 5:00 p.m., New York City time, on September 16, 1998, and the Offer has not been extended. A total of 4,429,809 shares of the common stock, $.05 par value per share of Universal International, Inc. (which includes 203,340 shares subject to guaranteed delivery) were tendered and not validly withdrawn in the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Statement is hereby amended and supplemented by the following:

     (a) (9)   Press Release of 99CENTS Only Stores dated September 17, 1998


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 17, 1998          99CENTS ONLY STORES, INC.



                         By:      /s/ Andy Farina
                            ----------------------------------
                         Its:     Chief Financial Officer



                                          4
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                                   EXHIBIT INDEX


EXHIBIT        EXHIBIT NAME

(a) (9)        Press Release of 99CENTS Only Stores dated September 17, 1998


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